Exhibit 3.1

STRAIGHT PATH COMMUNICATIONS INC.

AMENDMENT TO BY-LAWS

Pursuant to the approval granted by the Board of Directors (the “Board”) of Straight Path Communications Inc., a Delaware corporation (the “Corporation”), in a meeting held on April 9, 2017, and the subsequent resolution contained in the minutes of the meeting of the same date, the By-Laws (“By-laws”) of the Corporation were amended as follows, effective as of the date set forth below:

RESOLVED, that the Corporation’s By-laws be, and hereby are, amended by inserting the following exclusive forum provision as a new Article XI, Section 1:

“Article XI

Miscellaneous Provisions

Section 1. Exclusive Forum for Adjudication of Disputes.

(a) Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the General Corporation Law of Delaware or the Certificate of Incorporation or these By-laws (as either may be amended from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these By-laws, or (v) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be (i) deemed to have notice of and consented to the provisions of this Article XI, Section 1, and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Article XI, Section 1.

(b) If any provision or provisions of this Article XI, Section 1 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Article XI, Section 1 (including, without limitation, each portion of any sentence of this Article XI, Section 1 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.”

Except as specifically amended herein, all other terms and conditions of the By-laws shall remain the same and in full force and effect.

ADOPTED BY THE BOARD OF DIRECTORS: April 9, 2017